Exhibit 99.1

ArcelorMittal completes sale of ArcelorMittal Temirtau

8 December 2023, 08:40 CET

ArcelorMittal (‘the Company’) today announces it has completed the sale of ArcelorMittal Temirtau, its Kazakh steel and mining operation, to the Qazaqstan Investment Corporation (‘QIC’), a state-controlled direct investment fund.

ArcelorMittal and the Government of Kazakhstan had been in discussion for some months to agree on a sustainable path forward for the integrated steelmaking asset, located in the Karaganda region.

Under the terms of the transaction, on closing ArcelorMittal has received consideration of $286 million and a further $250 million as repayment of outstanding intra-group dues. ArcelorMittal will also receive an additional sovereign-fund guaranteed payment of $450 million, paid in four equal annual instalments, as repayment of an intra-group loan.

All ArcelorMittal Temirtau assets (please refer to the Company’s consolidated accounts and third quarter 2023 earnings release) have been transferred on an ‘as is’ operational basis, meaning QIC has now assumed control and accountability for ArcelorMittal Temirtau’s operations, which will be renamed.

ArcelorMittal has also made a donation of approximately $35 million to the Kazakhstan Khalkyna Foundation, focused on healthcare and education projects in the Karaganda region.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com